EXHIBIT 99.1

Brookfield Renewable Announces Quarterly Dividend Rate on Its Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, Oct. 02, 2017 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the November 1, 2017 to January 31, 2018 dividend period will be 0.91471% (3.629% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.228678 per share, payable on January 31, 2018.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Colombia, Brazil and Europe and totals more than 11,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$250 billion of assets under management.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com